Via Facsimile and U.S. Mail
Mail Stop 4720

December 15, 2009

Ms. Margaret Mulligan
Senior Vice President and
Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada, L5N 8M5

Re: Biovail Corporation
Form 20-F for the Period Ended December 31, 2008
Filed March 17, 2009
File No. 001-14956

Dear Ms. Mulligan:

We have reviewed your November 9, 2009 response to our October 28, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business Overview
Current Product Portfolio and Product Revenues, page 30

1. We note that your response to our prior comment 1 contains only a list of criteria considered in determining whether your company is substantially dependent on an agreement and a conclusory statement that you are not substantially dependent on the GSK, Teva and OMI contracts. Please provide us with a detailed analysis for each of these agreements supporting your determination. For example, rather than stating that you analyzed the revenue contribution of a particular agreement, present the amount of revenue derived from the agreement and the percentage of your total revenue that it represents. To the extent that an agreement accounts for more than 10% of your revenues, without mitigating factors, we are likely to conclude that you are substantially dependent on the agreement.

Patent and Proprietary Rights, page 39

2. Please provide draft disclosure for your next Form 10-K filing that includes details regarding the patents that you have exclusively licensed from third parties and when those patents expire.

Management's Discussion and Analysis
Results of Operations
Cost of Goods Sold and Gross Margins, page 76

3. Please confirm that, where you propose to disclose gross margin in relation to your compensation practice, you will also provide disclosure to highlight that the gross margins presented therein exclude amortization of product–related intangible assets.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comment three on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on comments one and two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant